| OMB APPROVAL |
|---|
| OMB Number: 3235-0123<br>Expires: Nov. 30, 2026<br>Estimated average burden<br>hours per response: 12 |

| SEC FILE NUMBER |
|---|
| 8-24116 |

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

**FACING PAGE**

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Westmoreland Capital Corporation

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1521 N. Cooper St., Ste 400
(No. and Street)

| Arlington | Texas | 76011 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Matthew Iak | 632-305-2868 | Miak@westmorelandcap.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company, LLC
(Name – if individual, state last, first, and middle name)

| 325 North Saint Paul St. Suite 3100 | Dallas | TX | 75201 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 09/18/2003 | 169 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Matthew Iak, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Westmoreland Capital Corporation, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President

[signature]
Notary Public

PATRICK FREEMAN
My Notary ID # 129836999
Expires June 2, 2026

**This filing** contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

**WESTMORELAND CAPITAL CORPORATION**
**(A WHOLLY-OWNED SUBSIDIARY OF J.M. JAYSON & COMPANY, INC.)**
**INDEX TO FINANCIAL STATEMENTS**
**DECEMBER 31, 2024**



**S&Co Sanville & Company LLC**

Philadelphia | New York | Dallas

**Report of Independent Registered Public Accounting Firm**

To the Board of Directors and
Those Charged With Governance of
Westmoreland Capital Corporation

**Opinion on the Financial Statements**
We have audited the accompanying statement of financial condition of Westmoreland Capital Corporation (the Company) as of December 31, 2024, the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Supplemental Information**
The supplementary information contained in The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule SEC 15c3-3 and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information contained in the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

*Sanville & Company, LLC*

We have served as the Company's auditor since 2019.

Dallas, Texas
March 14, 2025

**Westmoreland Capital Corporation**
**(A wholly-owned subsidiary of J.M. Jayson & Company, Inc.)**
**Statement of Financial Condition**
**December 31, 2024**

**Assets**

| | |
|---|---:|
| Cash and cash equivalents | $ 2,806,946 |
| Commissions receivable | 13,669,565 |
| Investment | 101,159 |
| Other receivables | 1,708,839 |
| Prepaid expenses | 3,244 |
| | |
| **Total Assets** | **$ 18,289,753** |

**Liabilities and Shareholders' Equity**

**Liabilities**

| | |
|---|---:|
| Commissions Payable | $ 8,218,325 |
| Accounts payable and accrued expenses | 451,191 |
| Related party payable | 6,106 |
| Accrued payroll and benefits | 6,671,668 |
| | |
| **Total Liabilities** | **15,347,290** |

**Shareholders' Equity**

| | |
|---|---:|
| Common stock, $1 par value; 20,000 shares authorized, 100 shares issued and outstanding | 5,500 |
| Additional paid-in capital | 395,114 |
| Accumulated income | 2,541,849 |
| | |
| **Total Shareholders' Equity** | **2,942,463** |
| | |
| **Total Liabilities and Shareholders' Equity** | **$ 18,289,753** |

The accompanying notes are integral part of these financial statements

**Westmoreland Capital Corporation**
**(A wholly-owned subsidiary of J.M. Jayson & Company, Inc.)**
**Statement of Operations**
**For the Year Ended December 31, 2024**

**Revenue**

| | |
|---|---:|
| Commission income | $ 47,559,297 |
| Other income | 173 |
| **Total Revenue** | 47,559,470 |

**Expenses**

| | |
|---|---:|
| Commission expense | 29,967,782 |
| Payroll, payroll taxes, and employee benefits | 11,503,846 |
| Due diligence | 4,396,820 |
| Marketing expense | 6,425 |
| Insurance expense | 3,351 |
| Membership dues & fees | 139,108 |
| Professional expense | 54,745 |
| Office expense | 33,303 |
| Professional Development | 81,947 |
| Other expense | 1,826 |
| Donations | 120,000 |
| Travel | 27,176 |
| **Total Expenses** | 46,336,328 |
| **Income before Provision for Income Taxes** | 1,223,142 |
| Provision for income taxes | 420,575 |
| **Net Income** | $ 802,567 |

The accompanying notes are integral part of these financial statements

**Westmoreland Capital Corporation**
**(A wholly-owned subsidiary of J.M. Jayson & Company, Inc.)**
**Statement of Changes in Shareholders' Equity**
**For the Year Ended December 31, 2024**

| | Common Stock | Additional Paid-in Capital | Accumulated Income | Total |
|---|---|---|---|---|
| Balance December 31, 2023 | $ 5,500 | $ 395,114 | $ 1,739,282 | $ 2,139,896 |
| Net income | - | - | 802,567 | 802,567 |
| Balance December 31, 2024 | $ 5,500 | $ 395,114 | $ 2,541,849 | $ 2,942,463 |

The accompanying notes are integral part of these financial statements

**Westmoreland Capital Corporation**
**(A wholly-owned subsidiary of J.M. Jayson & Company, Inc.)**
**Statement of Cash Flows**
**For the Year Ended December 31, 2024**

| | | |
|---|---:|---:|
| Cash Flows from Operating Activities: | | |
| Net income | $ | 802,567 |
| Adjustments to reconcile net income to net cash | | |
| provided by (used in) operating activities: | | |
| Decrease (increase) in commission receivable | | (8,810,767) |
| Decrease (increase) in other receivable | | (1,360,770) |
| Decrease (increase) in prepaid expenses | | (2,273) |
| Increase (decrease) in commissions payable | | 3,798,658 |
| Increase (decrease) in accounts payable and accrued expenses | | (18,645) |
| Increase (decrease) in accrued payroll and benefits | | 2,574,609 |
| Total Adjustments | | (3,819,188) |
| Net Cash Provided By Operating Activities | | (3,016,621) |
| Cash Flows from Financing Activities: | | |
| Investment | | (50,000) |
| Net Cash Used in Financing Activities | | (50,000) |
| Net Change in Cash and Cash Equivalents | | (3,066,621) |
| Cash and Cash Equivalents - Beginning of Year | | 5,873,567 |
| Cash and Cash Equivalents - End of Year | $ | 2,806,946 |

The accompanying notes are integral part of these financial statements

**Westmoreland Capital Corporation**
**(A Wholly-Owned Subsidiary of J.M. Jayson & Company, Inc.)**
**Notes to Financial Statements**
**December 31, 2024**

## 1. THE COMPANY

Westmoreland Capital Corporation (the Company) is a broker/dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investors Protection Corporation. The Company is an introducing broker who does not take possession of customer funds or carry customer accounts. The Company is engaged primarily in the sale of direct participation program units of limited partnership interests.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Receivables – Commissions are recorded on a trade date basis as securities transactions occur. The commissions receivable are primarily from the parent corporation from the sale of limited partnership interests. Losses from uncollectible receivables are accrued when it is probable that a receivable is impaired and the amount of the loss can be reasonably estimated. Management believes that neither of these conditions existed with regard to the receivables, and, as such, an allowance for doubtful accounts has not been established.

Income taxes – The Company is included in the consolidated Federal income tax return of its parent corporation and files a stand-alone state income tax return. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the parent corporation. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax assets or liabilities between the years.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) ASC 740, *Income Taxes*. Under this guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. At December 31, 2024, management determined the Company had no uncertain tax positions which would require adjustment to the financial statements. The Company believes it is no longer subject to income tax examinations for periods prior to 2021.

Advertising – Advertising and marketing costs are expensed as incurred and are included in marketing expense in the accompanying Statement of Operations.

## 3. REVENUE RECOGNITION – COMMISSION INCOME

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenues on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer.

### 3. REVENUE RECOGNITION – COMMISSION INCOME (continued)

The Company's commission income resulting from the sale of mutual fund investments and limited partnership interests is recorded upon satisfaction of its performance obligations, which occurs on the trade date. Commission revenue is based on a percentage of the amounts invested. The Company views the selling, distribution and marketing, or any combination thereof, of mutual fund investments and limited partnership interests as a single performance obligation. The Company is the principal for commission revenue, as it is responsible for the execution of the clients' purchases and sales, and maintains relationships with the investment sponsor. Accordingly, total commission income is reported on a gross basis in the accompanying Statement of Operations.

### 4. RELATED PARTY TRANSACTIONS

The Company is engaged principally in the sale of limited partnership interests in ventures that the Company's parent corporation or affiliates are involved. During the year ended December 31, 2024, substantially all of the Company's commission income was from the sale of such limited partnership interests.

The Company files a consolidated Federal tax return with its parent corporation. As such, the Company's Federal tax expense or benefit is recorded as "due to/from parent" account in the accompanying Statement of Financial Condition. During the year ended December 31, 2024, the Company recognized Federal tax expense totaling $293,868.

The Company is a party to a Shared Service Agreement with a related party, US Energy Development Corporation, Inc. (USE), to reimburse that entity for certain shared services, including but not limited to: compensation costs of employees performing services for the Company, direct costs for activities attributable to the Company, and indirect costs for activities conducted jointly with the Company. The shared services charged were comprised of the following for the year ended December 31, 2024:

| | |
|---|---|
| Payroll and benefits | $ 15,000 |
| Rent | 5,342 |
| Due and Subscriptions | 12,743 |
| Office | 5,989 |
| Postage | 767 |
| Telephone | 2,956 |
| Other | 108 |
| | $ 42,905 |

At December 31, 2024, accounts payable and accrued expenses in the accompanying statement of financial condition included $6,106 owed to USE.

The Company is a party to a Discretionary Contribution Agreement with USE to reimburse that entity for costs incurred in the general marketing of its offerings, which indirectly benefit Westmoreland Capital Corporation. Whether to contribute toward these expenses is the sole discretion of the Company based on a number of factors. The total amount of discretionary contribution amounted to $0 for the year ended December 31, 2024.

## 5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3- 1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2024, the Company had net capital of $2,349,649, which was $1,606,218 more than its required net capital of $743,431, and a ratio aggregate indebtedness to net capital of 4.7 to 1.

## 6. INCOME TAXES

The Company's financial statements recognize the current and deferred income tax consequences that result from the Company's activities as if the Company were a separate taxpaying entity rather than a member of the parent corporation's consolidated income tax group. Differences between the Company's separate company income tax provision and cash flows attributable to income taxes pursuant to the provisions of the Company's tax sharing arrangement with the parent corporation have been recognized as a "due to/from parent company" in the accompanying Statement of Financial Condition and paid as applicable.

The provision for income taxes consisted of the following for the year ended December 31, 2024:

| | |
|---|---|
| Current: | |
| Federal | $293,868 |
| State | 126,707 |
| | 420,575 |
| Deferred: | |
| Federal | - |
| State | - |
| | - |
| | $420,575 |

A reconciliation of the difference between the expected income tax expense or benefit computed at the U.S. statutory income tax rate and the Company's income tax expense is as follows for the year ended December 31, 2024:

| | |
|---|---|
| Expected income tax expense at U.S. statutory tax rate | $293,868 |

The effect of:

| | |
|---|---|
| State minimum income taxes, net of U.S. Federal benefit | 99,495 |
| Other, net | 27,212 |
| | $420,575 |

At December 31, 2024, the Company had $0 Federal (calculated on a separate entity basis) and New York State net operating loss carryforwards.

### 7. CONCENTRATIONS OF CREDIT RISK

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and commissions receivable. The Company maintains its cash in bank demand deposit accounts, which, at times, may exceed federally insured limits. The Company's commissions receivable are due from certain customers and arose in the normal course of business. The Company has not experienced any losses in these accounts and believes it is not exposed to any significant credit risk with respect to its cash and cash equivalents and commissions receivable.

During the year ended December 31, 2024, the Company realized commission revenue from the sale of limited partnership units in seven programs sponsored by USE, which are: USEDC 2024 Drilling Fund LP, USEDC 2024 B Drilling Fund LP, USEDC Opportunity Zone Fund III LP, U S Energy Private Capital II LP, USEDC Mineral Exchange Program I LLC, Institutional Drilling Fund I LP and USEDC 2023 B Drilling Fund LP. Commission income from these placements amounted to 100% of the Company total revenue, in the following order: 47.3%, 32.1%, 12.0%, 5.4%, 1.7%, 1.4% and .1%, respectively. At December 31, 2024, accounts receivable in the accompanying Statement of Financial Condition represented amounts due from USE as a result of these sales.

### 8. COMMITMENTS AND CONTINGENCIES

The Company does not have any commitments, guarantees or contingencies. The Company is not aware of any threats or other circumstances that may lead to the assertion of a claim at a future date.

### 9. SEGMENT REPORTING

The Accounting Standards Update (ASU) 2023-07 issued by the Financial Accounting Standards Board (FASB) introduced enhancements to segment reporting requirements for public entities, including broker-dealers. The update aimed to improve the transparency and usefulness of financial disclosures for investors and other stakeholders. ASU 2023-07 disclosure requirements are effective for fiscal years starting after December 15, 2024. The chief operating decision maker is the President of the Company and determined that no additional disclosures are required as the Company has only one reportable segment.

**Westmoreland Capital Corporation**
**(A wholly-owned subsidiary of J.M. Jayson & Company, Inc.)**
**Schedule I: Computation of Net Capital**
**Under Rule 15c3-1 of the Securities and Exchange Commission**
**December 31, 2024**

**COMPUTATION OF NET CAPITAL**

| | | |
|---|---:|---:|
| Total ownership equity from Statement of Financial Condition | $ | 2,942,463 |
| Add: | | |
| Other additions or allowable credits | | - |
| Total capital and allowable subordinated liabilities | | 2,942,463 |
| Deductions and/or charges: | | |
| Total non-allowable assets from Statement of Financial Condition | | 4,788,646 |
| Other additions and/or allowable credits | | 4,195,832 |
| Net capital before haircuts on securities positions | | 2,349,649 |
| Haircuts on securities(computed, where applicable, pursuant to Rule 15c3-1(f)) | | - |
| Net capital | $ | 2,349,649 |

**AGGREGATE INDEBTEDNESS**

Items included in statement of financial condition:

| | | |
|---|---:|---:|
| Commissions Payable | $ | 8,218,325 |
| Accounts payable and accrued expenses | | 451,191 |
| Related party payable | | 6,106 |
| Accrued payroll and benefits | | 2,475,836 |
| Total aggregate indebtedness | $ | 11,151,458 |

Continued on next page

**Westmoreland Capital Corporation**
**(A wholly-owned subsidiary of J.M. Jayson & Company, Inc.)**
**Schedule I: Computation of Net Capital (Cont'd)**
**Under Rule 15c3-1 of the Securities and Exchange Commission**
**December 31, 2024**
**(continued)**

**COMPUTATION OF BASIC NET CAPITAL REQUIREMENT**

| | | |
|---|---|---|
| Minimum net capital required (6-2/3% of total aggregate indebtedness) | $ | 743,431 |
| Minimum dollar net capital requirement of reporting broker and dealer | $ | 5,000 |
| Net capital requirement (greater of above two minimum requirement amounts) | $ | 743,431 |
| Net capital in excess of required minimum | $ | 1,606,218 |
| Excess net capital less 10% of aggregate indebtedness | $ | 1,234,503 |
| Ratio: Aggregate indebtedness to net capital | | 4.70 to 1 |

**RECONCILIATION WITH COMPANY'S COMPUTATION**

**Statement Pursuant to Paragraph (d) (4) of Rule 17a-5**

| | | |
|---|---|---|
| Net Capital per the Company's FOCUS Report (unaudited) | $ | 2,367,629 |
| Accrual of SIPC assessment | | (17,980) |
| Audited Net Capital | $ | 2,349,649 |

**WESTMORELAND CAPITAL CORPORATION**
**(A WHOLLY-OWNED SUBSIDIARY OF J.M. JAYSON & COMPANY, INC.)**
**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION**
**RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE**
**SECURITIES AND EXCHANGE COMMISSION**
**DECEMBER 31, 2024**

Computation for determination of reserve requirements and information relating to possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission are inapplicable since the Company is exempt from such rule pursuant to paragraph (k)(2)(i).

**WESTMORELAND CAPITAL CORPORATION**
**EXEMPTION REPORT**
**DECEMBER 31, 2024**

Westmoreland Capital Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. §240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to: (1) act as an underwriter or selling group participant (2) acts as a broker or dealer selling oil and gas interests (3) and the private placement of securities.

(2) The Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

Matthew Iak
President

13



S&Co Sanville & Company LLC
Philadelphia | New York | Dallas

**Report of Independent Registered Public Accounting Firm**

To the Board of Directors and
Those Charged With Governance of
Westmoreland Capital Corporation

We have reviewed management's statements, included in the accompanying Exemption Report, in which Westmoreland Capital Corporation (the Company) stated that:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3;
2. The Company is filing an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) act as an underwriter or selling group participant (2) acts as a broker or dealer selling oil and gas interests (3) the private placement of securities throughout the most recent fiscal year; and
3. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence that the Company limited its business activities exclusively to (1) act as an underwriter or selling group participant (2) acts as a broker or dealer selling oil and gas interests (3) the private placement of securities and (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. § 240.17a-5.

*Sanville & Company, LLC*

Dallas, Texas
March 14, 2025

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998